EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Three Months Ended September 30
Amounts in millions, except ratio amounts	2018	2017	2016	2015	2014	2018	2017
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$13,285	$13,233	$13,356	$11,009	$13,492	$3,920	$3,732
Fixed charges (excluding capitalized interest)	676	640	778	842	928	170	153
TOTAL EARNINGS, AS DEFINED	$13,961	$13,873	$14,134	$11,851	$14,420	$4,090	$3,885

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$560	$521	$634	$693	$789	$144	$128
1/3 of rental expense	111	118	144	166	174	27	28
TOTAL FIXED CHARGES, AS DEFINED	$671	$639	$778	$859	$963	$171	$156

RATIO OF EARNINGS TO FIXED CHARGES	20.8x	21.7x	18.2x	13.8x	15.0x	23.9x	24.9x